[Translation]



Cover page

Filing Document:                        Report on Amendment No. 9

Based on:                               Article 27-25, Paragraph 1 of the
                                        Financial Instruments and Exchange Law

Filed with:                             Director of Tokai Local Finance Bureau

Name:                                   Katsuaki  Watanabe, President, Toyota
                                        Motor Corporation

Address or Location of Head Office:     1 Toyota-cho, Toyota City, Aichi
                                        Prefecture

Effective Date of Reporting Duty:       November 20, 2007

Filing Date:                            November 27, 2007

Total Number of Filer and Joint         2
Holders (persons):

Filing Method:                          Jointly

Reason for Filing of Report on
Amendment:                              Increase of 1% or more of the
                                        percentage of shares etc. held



I.   Matters Regarding the Issuer

----------------------------------------------------------------------------------------------------------------
   Name of Issuer                       Toyota Motor Corporation
----------------------------------------------------------------------------------------------------------------
   Code Number                          7203
----------------------------------------------------------------------------------------------------------------
   Listed / Over-the-counter            Listed
----------------------------------------------------------------------------------------------------------------
   Financial Instruments
   Exchange(s) on which the             Tokyo, Nagoya, Osaka, Fukuoka, Sapporo
   relevant securities are listed
----------------------------------------------------------------------------------------------------------------


II.  Matters Regarding the Filer

   1. Filer (Bulk Holder)/1
     (1) Profile of Filer
       [1] Filer (Bulk Holder)
----------------------------------------------------------------------------------------------------------------
   Individual / Judicial person         Judicial person (Joint stock company)
----------------------------------------------------------------------------------------------------------------
   Name                                 Toyota Motor Corporation
----------------------------------------------------------------------------------------------------------------
   Address or Location of Head          1 Toyota-cho, Toyota City, Aichi Prefecture
   Office
----------------------------------------------------------------------------------------------------------------
   Former Name
----------------------------------------------------------------------------------------------------------------
   Former Address or Location of
   Head Office
----------------------------------------------------------------------------------------------------------------


       [2] Individual
----------------------------------------------------------------------------------------------------------------
   Date of Birth
----------------------------------------------------------------------------------------------------------------
   Occupation
----------------------------------------------------------------------------------------------------------------
   Name of Company
----------------------------------------------------------------------------------------------------------------
   Address of Company
----------------------------------------------------------------------------------------------------------------

       [3] Judicial Person
----------------------------------------------------------------------------------------------------------------
   Date of Incorporation                August 27, 1937
----------------------------------------------------------------------------------------------------------------
   Name of Representative               Katsuaki Watanabe
----------------------------------------------------------------------------------------------------------------
   Title of Representative              President
----------------------------------------------------------------------------------------------------------------
   Business Purposes                   Manufacture, sale, leasing and repair of motor vehicles, ships, aircraft, other transportation machinery and apparatus, space machinery and apparatus, and parts thereof, etc.
----------------------------------------------------------------------------------------------------------------

       [4] Place to Contact
----------------------------------------------------------------------------------------------------------------
   Place to Contact and Name of         Yuji Maki, General Manager, Administration Department, Affiliated
   Person in Charge                     Companies Finance Division
----------------------------------------------------------------------------------------------------------------
   Telephone Number                     0565-23-3770
----------------------------------------------------------------------------------------------------------------


     (2) Holding Purposes
----------------------------------------------------------------------------------------------------------------
   In order to improve capital efficiency and to implement flexible capital policies in accordance with the business environment.
----------------------------------------------------------------------------------------------------------------

     (3) Material Proposals, etc.
----------------------------------------------------------------------------------------------------------------
   Not Applicable.
----------------------------------------------------------------------------------------------------------------


     (4) Breakdown of Stock, etc. Held by Filer
        [1] Number of Stock, etc. Held
----------------------------------------------------------------------------------------------------------------
                                            Main Text of Article      Article 27-23,        Article 27-23,
                                             27-23, Paragraph 3    Paragraph 3, Item 1    Paragraph 3, Item 2
----------------------------------------------------------------------------------------------------------------
  Shares / Investment Securities, etc.              440,265,604                    -                     -
  (shares / units)
----------------------------------------------------------------------------------------------------------------
  Certificate of Stock Acquisition          A                                      -      H
  Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Bonds with Stock Acquisition Rights       B                                      -      I
  (shares)
----------------------------------------------------------------------------------------------------------------
  Covered Warrants relating to Subject      C                                             J
  Securities
----------------------------------------------------------------------------------------------------------------
  Depositary Receipts Representing
  Ownership Interest in Shares
----------------------------------------------------------------------------------------------------------------
  Other Related Depositary Receipts         D                                             K
----------------------------------------------------------------------------------------------------------------
  Beneficiary Certificates for Shares
  Trust
----------------------------------------------------------------------------------------------------------------
  Beneficiary Certificates for Equity       E                                             L
  Securities Trust
----------------------------------------------------------------------------------------------------------------
  Bonds Redeemable by Subject               F                                             M
  Securities
----------------------------------------------------------------------------------------------------------------
  Shares Convertible to Other               G                                             N
  Company's Shares, etc.
----------------------------------------------------------------------------------------------------------------
          Total (shares / units)            O        440,265,604    P               -     Q               -
----------------------------------------------------------------------------------------------------------------
  Number of Shares, etc., which were
  Transferred through a Margin
  Transaction and which are to be           R                  -
  Deducted
----------------------------------------------------------------------------------------------------------------



----------------------------------------------------------------------------------------------------------------
  Number of Shares, etc., with respect
  to which Certain Rights such as
  Claim for Delivery exist between          S                  -
  Joint Holders and which are to be
  Deducted
----------------------------------------------------------------------------------------------------------------
  Number of Shares, etc. Held (Total)       T        440,265,604
  (O+P+Q-R-S)
----------------------------------------------------------------------------------------------------------------
  Number of Potentially Diluted Shares
  Held                                      U                  -
  (A+B+C+D+E+F+G+H+I+J+K+L+M+N)
----------------------------------------------------------------------------------------------------------------

       [2] Percentage of Shares, etc. Held
----------------------------------------------------------------------------------------------------------------
  Total Number of Issued Shares, etc.       V      3,609,997,492
  (shares / units) (as of November 20,
  2007)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, etc. Held by                       12.20
  the Above-described Filer (%)
  (T/(U+V)x100)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, etc. Held                          10.92
  Stated in the Preceding Report (%)
----------------------------------------------------------------------------------------------------------------


     (5) Conditions concerning Acquisition or Disposal during the Last Sixty
        (60) Days of Shares, etc. Issued by Issuing Company
-----------------------------------------------------------------------------------------------------------------
                                                                     Whether
                                                                      on or
         Date           Kind of          Number       Percentage     outside       Acquisition /   Unit Price
                        Stock,etc.                                     the           Disposal
                                                                      Market
-----------------------------------------------------------------------------------------------------------------
                        Shares of                                    Outside
  September 30, 2007     common          90,200          0.00          the          Disposal        JPY 3,889
                          stock                                      Market
-----------------------------------------------------------------------------------------------------------------
                        Shares of                                    Outside
  September 30, 2007     common          3,439           0.00          the         Acquisition      JPY 6,585
                         stock                                       Market
-----------------------------------------------------------------------------------------------------------------
                        Shares of                                    Outside
  October 31, 2007       common          59,800          0.00          the          Disposal        JPY 3,889
                          stock                                      Market
-----------------------------------------------------------------------------------------------------------------
                        Shares of                                    Outside
  October 31, 2007       common          6,624           0.00          the         Acquisition      JPY 6,564
                          stock                                      Market
-----------------------------------------------------------------------------------------------------------------
                        Shares of                                    Outside
  November 20, 2007      common        15,000,000        0.42          the         Acquisition      JPY 6,137
                          stock                                      Market
-----------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------

     (6) Material Agreements Including Security Agreements Related to Shares, etc.
----------------------------------------------------------------------------------------------------------------
   Not Applicable.
----------------------------------------------------------------------------------------------------------------

     (7) Funds for Acquisition of Shares, etc. Held
       [1] Breakdown of Funds for Acquisition
----------------------------------------------------------------------------------------------------------------
   Amount of Own Funds (W) (JPY 1,000)            1,745,967,611
----------------------------------------------------------------------------------------------------------------
   Total Amount of Borrowed Funds (X)
   (JPY 1,000)
----------------------------------------------------------------------------------------------------------------
   Total Amount of Other Funds (Y)
   (JPY 1,000)
----------------------------------------------------------------------------------------------------------------
   Breakdown of (Y)
----------------------------------------------------------------------------------------------------------------
   Total Amount of Funds for Acquisition          1,745,967,611
   (JPY 1,000) (W+X+Y)
----------------------------------------------------------------------------------------------------------------



       [2] Breakdown of Borrowings
---------------------------------------------------------------------------------------------------------------
         Name             Type of        Name of           Location        Purpose of    Amount (JPY 1,000)
   (Name of Branch)      Business     Representative                       Borrowing
---------------------------------------------------------------------------------------------------------------
   Not Applicable.
---------------------------------------------------------------------------------------------------------------

       [3] Name, etc. of Lender
----------------------------------------------------------------------------------------------------------------
                Name                         Name of Representative                       Location
          (Name of Branch)
----------------------------------------------------------------------------------------------------------------
           Not Applicable.
----------------------------------------------------------------------------------------------------------------




   2. Filer (Bulk Holder)/2
     (1) Profile of Filer
       [1] Filer (Bulk Holder)
----------------------------------------------------------------------------------------------------------------
   Individual / Judicial person         Judicial person (Joint stock company)
----------------------------------------------------------------------------------------------------------------
   Name                                 Toyota Auto Body Co., Ltd.
----------------------------------------------------------------------------------------------------------------
   Address or Location of Head          100, Kanayama, Ichiriyama-cho, Kariya City, Aichi Prefecture
   Office
----------------------------------------------------------------------------------------------------------------
   Former Name
----------------------------------------------------------------------------------------------------------------
   Former Address or Location of
   Head Office
----------------------------------------------------------------------------------------------------------------

       [2] Individual
----------------------------------------------------------------------------------------------------------------
   Date of Birth
----------------------------------------------------------------------------------------------------------------
   Occupation
----------------------------------------------------------------------------------------------------------------
   Name of Company
----------------------------------------------------------------------------------------------------------------
   Address of Company
----------------------------------------------------------------------------------------------------------------

       [3] Judicial Person
----------------------------------------------------------------------------------------------------------------
   Date of Incorporation                August 31, 1945
----------------------------------------------------------------------------------------------------------------
   Name of Representative               Toshio Mizushima
----------------------------------------------------------------------------------------------------------------
   Title of Representative              President
----------------------------------------------------------------------------------------------------------------
   Business Purposes                    Manufacture and sale of auto bodies
----------------------------------------------------------------------------------------------------------------

       [4] Place to Contact
----------------------------------------------------------------------------------------------------------------
   Place to Contact and Name of         Yasushi Fukaya, General Manager, Accounting Division
   Person in Charge
----------------------------------------------------------------------------------------------------------------
   Telephone Number                     0566-36-2121
----------------------------------------------------------------------------------------------------------------

     (2) Holding Purposes
----------------------------------------------------------------------------------------------------------------
   Retirement benefit purpose
----------------------------------------------------------------------------------------------------------------

     (3) Material Proposals, etc.
----------------------------------------------------------------------------------------------------------------
   Not Applicable.
----------------------------------------------------------------------------------------------------------------



     (4) Breakdown of Stock, etc. Held by Filer
        [1] Number of Stock, etc. Held
----------------------------------------------------------------------------------------------------------------
                                           Main Text of Article      Article 27-23,         Article 27-23,
                                            27-23, Paragraph 3     Paragraph 3, Item 1    Paragraph 3, Item 2
----------------------------------------------------------------------------------------------------------------
  Shares / Investment Securities, etc.                      -                     -                   5,328,000
  (shares/ units)
----------------------------------------------------------------------------------------------------------------
  Certificate of Stock Acquisition          A                                     -       H
  Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Bonds with Stock Acquisition Rights       B                                     -       I
  (shares)
----------------------------------------------------------------------------------------------------------------
  Covered Warrants relating to Subject      C                                             J
  Securities
----------------------------------------------------------------------------------------------------------------
  Depositary Receipts Representing
  Ownership Interest in Shares
----------------------------------------------------------------------------------------------------------------
  Other Related Depositary Receipts         D                                             K
----------------------------------------------------------------------------------------------------------------
  Beneficiary Certificates for Shares
  Trust
----------------------------------------------------------------------------------------------------------------
  Beneficiary Certificates for Equity       E                                             L
  Securities Trust
----------------------------------------------------------------------------------------------------------------
  Bonds Redeemable by Subject               F                                             M
  Securities
----------------------------------------------------------------------------------------------------------------
  Shares Convertible to Other               G                                             N
  Company's Shares, etc.
----------------------------------------------------------------------------------------------------------------
          Total (shares / units)            O               -     P               -       Q           5,328,000
----------------------------------------------------------------------------------------------------------------
  Number of Shares, etc., which were
  Transferred through a Margin
  Transaction and which are to be           R               -
  Deducted
----------------------------------------------------------------------------------------------------------------
  Number of Shares, etc., with respect
  to which Certain Rights such as
  Claim for Delivery exist between          S               -
  Joint Holders and which are to be
  Deducted
----------------------------------------------------------------------------------------------------------------
  Number of Shares, etc. Held (Total)       T          5,328,000
  (O+P+Q-R-S)
----------------------------------------------------------------------------------------------------------------
  Number of Potentially Diluted Shares
  Held                                      U               -
  (A+B+C+D+E+F+G+H+I+J+K+L+M+N)
----------------------------------------------------------------------------------------------------------------

       [2] Percentage of Shares, etc. Held
----------------------------------------------------------------------------------------------------------------
  Total Number of Issued Shares, etc.
  (shares / units) (as of November 20,      V      3,609,997,492
  2007)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, etc. Held by
  the Above-described Filer (%)                             0.15
  (T/(U+V)x100)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, etc. Held                           0.15
  Stated in the Preceding Report (%)
----------------------------------------------------------------------------------------------------------------



     (5) Conditions concerning Acquisition or Disposal during the Last Sixty
        (60) Days of Shares, etc. Issued by Issuing Company
----------------------------------------------------------------------------------------------------------------
                                                                     Whether
                                                                      on or
         Date           Kind of          Number       Percentage     outside       Acquisition /   Unit Price
                        Stock, etc.                                    the           Disposal
                                                                      Market
----------------------------------------------------------------------------------------------------------------
                      Not Applicable.
----------------------------------------------------------------------------------------------------------------



     (6) Material Agreements Including Security Agreements Related to Shares,
etc.
----------------------------------------------------------------------------------------------------------------
   Not Applicable.
----------------------------------------------------------------------------------------------------------------

     (7) Funds for Acquisition of Shares, etc. Held
       [1] Breakdown of Funds for Acquisition
----------------------------------------------------------------------------------------------------------------
   Amount of Own Funds (W) (JPY 1,000)            1,176,102
----------------------------------------------------------------------------------------------------------------
   Total Amount of Borrowed Funds (X)
   (JPY 1,000)
----------------------------------------------------------------------------------------------------------------
   Total Amount of Other Funds (Y)
   (JPY 1,000)
----------------------------------------------------------------------------------------------------------------
   Breakdown of (Y)
----------------------------------------------------------------------------------------------------------------
   Total Amount of Funds for Acquisition          1,176,102
   (JPY 1,000) (W+X+Y)
----------------------------------------------------------------------------------------------------------------


       [2] Breakdown of Borrowings
----------------------------------------------------------------------------------------------------------------
         Name           Type of          Name of           Location        Purpose of     Amount (JPY 1,000)
   (Name of Branch)      Business    Representative                        Borrowing
----------------------------------------------------------------------------------------------------------------
    Not Applicable.
----------------------------------------------------------------------------------------------------------------


       [3] Name, etc. of Lender
----------------------------------------------------------------------------------------------------------------
                Name                         Name of Representative                       Location
          (Name of Branch)
----------------------------------------------------------------------------------------------------------------
           Not Applicable.
----------------------------------------------------------------------------------------------------------------


 III.  Matters Regarding Joint Holder

Not Applicable.

IV. Summary List Regarding Filer and Joint Holders

   1. Filer and Joint Holders

      (1)Toyota Motor Corporation
      (2)Toyota Auto Body Co., Ltd.


   2. Breakdown of Stock, etc. Held by Filer and Joint Holders
     (1) Number of Stock, etc. Held
----------------------------------------------------------------------------------------------------------------
                                            Main Text of Article     Article 27-23,         Article 27-23,
                                             27-23, Paragraph 3    Paragraph 3, Item 1   Paragraph 3, Item 2
----------------------------------------------------------------------------------------------------------------
  Shares / Investment Securities, etc.              440,265,604                   -                    5,328,000
  (shares / units)
----------------------------------------------------------------------------------------------------------------
  Certificate of Stock Acquisition          A                                     -      H
  Rights (shares)
----------------------------------------------------------------------------------------------------------------
  Bonds with Stock Acquisition Rights       B                                     -      I
  (shares)
----------------------------------------------------------------------------------------------------------------
  Covered Warrants relating to Subject      C                                            J
  Securities
----------------------------------------------------------------------------------------------------------------
  Depositary Receipts Representing
  Ownership Interest in Shares
----------------------------------------------------------------------------------------------------------------
  Other Related Depositary Receipts         D                                            K
----------------------------------------------------------------------------------------------------------------
  Beneficiary Certificates for Shares
  Trust
----------------------------------------------------------------------------------------------------------------
  Beneficiary Certificates for Equity       E                                            L
  Securities Trust
----------------------------------------------------------------------------------------------------------------
  Bonds Redeemable by Subject               F                                            M
  Securities
----------------------------------------------------------------------------------------------------------------
  Shares Convertible to Other               G                                            N
  Company's Shares, etc.
----------------------------------------------------------------------------------------------------------------
          Total (shares / units)            O        440,265,604    P               -    Q             5,328,000
----------------------------------------------------------------------------------------------------------------
  Number of Shares, etc., which were
  Transferred through a Margin
  Transaction and which are to be           R                  -
  Deducted
----------------------------------------------------------------------------------------------------------------
  Number of Shares, etc., with respect
  to which Certain Rights such as
  Claim for Delivery exist between          S                  -
  Joint Holders and which are to be
  Deducted
----------------------------------------------------------------------------------------------------------------
  Number of Shares, etc. Held (Total)       T        445,593,604
  (O+P+Q-R-S)
----------------------------------------------------------------------------------------------------------------
  Number of Potentially Diluted Shares
  Held                                      U                  -
  (A+B+C+D+E+F+G+H+I+J+K+L+M+N)
----------------------------------------------------------------------------------------------------------------

     (2) Percentage of Shares, etc. Held
----------------------------------------------------------------------------------------------------------------
  Total Number of Issued Shares, etc.       V      3,609,997,492
  (shares / units) (as of November 20,
  2007)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, etc. Held by                       12.34
  the Above-described Filer (%)
  (T/(U+V)x100)
----------------------------------------------------------------------------------------------------------------
  Percentage of Shares, etc. Held                          11.15
  Stated in the Preceding Report (%)
----------------------------------------------------------------------------------------------------------------

(3) Breakdown of Percentage of Shares, etc. Jointly Held


----------------------------------------------------------------------------------------------------------------
  Name(s) of Filer and Joint           Number of Shares, etc. Held          Percentage of Shares, etc. Held
  Holders                              (Total) (shares / units)             (%)
----------------------------------------------------------------------------------------------------------------
  Toyota Motor Corporation                         440,265,604                              12.20
----------------------------------------------------------------------------------------------------------------
  Toyota Auto Body Co., Ltd.                         5,328,000                               0.15
----------------------------------------------------------------------------------------------------------------
  Total                                            445,593,604                              12.34
----------------------------------------------------------------------------------------------------------------